EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2013
Earnings:
Income before provision for income taxes	$18,517
Equity in earnings of unconsolidated businesses	(134)
Dividends from unconsolidated businesses	34
Interest expense (1)	1,606
Portion of rent expense representing interest	633
Amortization of capitalized interest	130

Earnings, as adjusted	$20,786

Fixed Charges:
Interest expense (1)	$1,606
Portion of rent expense representing interest	633
Capitalized interest	553

Fixed Charges	$2,792

Ratio of earnings to fixed charges	7.44

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.